QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 3 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
and
SCHEDULE 13E-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

INSTRUMENTATION LABORATORY S.P.A.

(Name of Subject Company (Issuer))

IZASA DISTRIBUCIONES TÉCNICAS S.A.
GRUPO CH-WERFEN, S.A.
JOSÉ MARIA RUBIRALTA
FRANCISCO RUBIRALTA

(Names of Filing Persons (identifying status as offeror, issuer or other person))

American Depositary Shares,
Each Representing the Right to Receive One Ordinary Share, Par Value €0.33

(Title of Class of Securities)

457810109*

(CUSIP Number of Class of Securities)

Mr. José Maria Rubiralta
Izasa Distribuciones Técnicas S.A.
Aragon, 90
08015 Barcelona
Spain
(+34 93) 401-0108

with a copy to:
Timothy E. Peterson, Esq.
Fried, Frank, Harris, Shriver & Jacobson (London) LLP
99 City Road
London EC1Y 1AX
United Kingdom
(+44 20) 7972-9600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

*
CUSIP Number is for American Depositary shares.

CALCULATION OF FILING FEE

Transaction Valuation**	Amount Of Filing Fee

$946,117.50	$189.22

**
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding American depositary shares ("ADSs"), each representing the right to receive one ordinary share, par value €0.33 per share, of Instrumentation Laboratory S.p.A., a corporation organized under the laws of the Republic of Italy (the "Company") at a price of U.S.$0.98 per ADS net to the seller in cash, without interest thereon. Based on the Company's representation, as of February 10, 2006, there were 965,426 ADSs outstanding. The transaction value is equal to U.S.$0.98 per ADS multiplied by 965,426, the maximum number of ADSs to be received by the Offeror in the Offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$200
Form or Registration No.:	Schedule TO/13E-3
Filing Party:	Izasa Distribuciones Técnicas S.A., Grupo CH-Werfen, S.A., José Maria Rubiralta, Francisco Rubiralta
Date Filed:	February 10, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTION

        This Amendment No. 3 (this "Amendment") is the final amendment to the combined Schedule TO and Schedule 13E-3 originally filed under cover of Schedule TO with the Securities and Exchange Commission on February 10, 2006, as amended by Amendment No. 1 filed on March 10, 2006 (as amended, the "Schedule TO") and Amendment No. 2 filed on March 15, 2006 by Izasa Distribuciones Técnicas S.A., a corporation organized under the laws of The Kingdom of Spain (the "Offeror"), Grupo CH-Werfen, S.A., a corporation organized under the laws of The Kingdom of Spain (the "Parent"), José Maria Rubiralta and Francisco Rubiralta (sometimes referred to hereinafter as the "Rubiraltas"). The Schedule TO relates to the offer to purchase any and all of the outstanding American depositary shares ("ADSs"), each representing the right to receive one ordinary share, par value €0.33 per share, of Instrumentation Laboratory S.p.A., a corporation organized under the laws of the Republic of Italy (the "Company"). The purchase price for the ADSs will be U.S.$0.98 per ADS, net to the seller in cash, without interest (the "Offer Price"), payable as described in the Offer to Purchase, dated February 10, 2006 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference. The ADSs are issued pursuant to a deposit agreement entered into in October 1996 between the Company and The Bank of New York, as depositary. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEMS 1 TO 11 AND 13.

        Items 1 to 11 and 13 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase and Letter of Transmittal, including the schedules thereto, are hereby amended as follows:

  The Offer expired at 5:00 P.M., New York City time, on March 22, 2006. In the Offer and based upon the reports of the Depositary, the Offeror has accepted for payment 700,643 ADSs tendered by book entry. Together with the 361,555,662 ordinary shares already held by the Offeror and its affiliates, the ordinary shares represented by the tendered ADSs represent approximately 99.9% of the total Shares outstanding.

  On March 24, 2006, the Offeror issued a press release announcing the expiration of the Offer and set forth the number of ADSs that it had accepted for purchase in the Offer. A copy of the press release is filed herewith as Exhibit (a)(5)(iv) and is hereby incorporated herein by this reference.

ITEM 12. EXHIBITS.

        Item 12 is hereby amended to add the following exhibit:

(a)(5)(iv)    Press Release of the Offeror, dated March 24, 2006

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IZASA DISTRIBUCIONES TÉCNICAS S.A.
By:	/s/ JOSÉ MARIA RUBIRALTA Name: José Maria Rubiralta Title: Sole Director

GRUPO CH-WERFEN, S.A.
By:	/s/ JOSÉ MARIA RUBIRALTA Name: José Maria Rubiralta Title: Sole Director

José Maria Rubiralta
By:	/s/ JOSÉ MARIA RUBIRALTA

Francisco Rubiralta
By:	/s/ JOSÉ MARIA RUBIRALTA Pursuant to a Power of Attorney granted to José Maria Rubiralta

        Dated: March 24, 2006

EXHIBIT INDEX

(a)(l)(i)	Offer to Purchase, dated February 10, 2006.*
(a)(l)(ii)	Form of Letter of Transmittal and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(l)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(l)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(l)(v)	Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(2)	Solicitation/Recommendation Statement filed on Schedule 14D-9 by the Company.*
(a)(3)	Exhibit (a)(l)(i) is incorporated herein by reference.*
(a)(4)	Not applicable.
(a)(5)(i)	Press Release of the Offeror, dated February 10, 2006.*
(a)(5)(ii)	Power of Attorney dated October 19, 1966; summary of translation (original in Spanish)*
(a)(5)(iii)	Press Release of the Offeror, dated March 16, 2006.*
(a)(5)(iv)	Press Release of the Offeror, dated March 24, 2006**
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Letter Agreement by and between Instrumentation Laboratory S.p.A., Izasa Distribuciones Técnicas S.A. and The Bank of New York.*
(d)(2)
Settlement Agreement by and between Instrumentation Laboratory S.p.A., Grupo CH-Werfen, S.A., Izasa Distribuciones Técnicas S.A., José Manent, José Luis Martin, Francisco Rubiralta and José Maria Rubiralta on the one hand and Bior-Rad Laboratories Inc., DANSA Partners, Ltd., David Schwartz, Alice N. Schwartz and Norman Schwartz on the other hand.*
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

**
Filed herewith.

QuickLinks

INTRODUCTION
SIGNATURE
EXHIBIT INDEX